UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): October 11, 2022

Brigham Minerals, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38870	83-1106283
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5914 W. Courtyard Drive, Suite 200
Austin, TX 78730
(Address of principal executive offices) (Zip Code)

Registrant’s Telephone Number, including Area Code: (512) 220-6350

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.01	MNRL	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01.	Regulation FD Disclosure.

As previously announced, on September 6, 2022, Brigham Minerals, Inc., a Delaware corporation (the “Company” or “Brigham”) and Brigham Minerals Holdings, LLC, a Delaware limited liability company and subsidiary of the Company, entered into an Agreement and Plan of Merger with Sitio Royalties Corp., a Delaware corporation (“Sitio”), Sitio Royalties Operating Partnership, LP, a Delaware limited partnership and subsidiary of Sitio (“Opco LP”), Snapper Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of Sitio (“New Sitio”), Snapper Merger Sub IV, Inc., a Delaware corporation and wholly owned subsidiary of New Sitio, Snapper Merger Sub V, Inc., a Delaware corporation and wholly owned subsidiary of New Sitio, and Snapper Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Opco LP, pursuant to which Sitio will acquire the Company in an all-stock transaction (the “Transaction”). As a result of the Transaction, Sitio and Brigham will become direct wholly owned subsidiaries of New Sitio, which will operate under the name “Sitio Royalties Corp.” Upon completion of the Transaction, former Sitio stockholders and former Brigham stockholders will own stock in New Sitio, which is expected to be listed for trading on the New York Stock Exchange.

On October 11, 2022, New Sitio filed a registration statement on Form S-4, which includes a consent solicitation statement/proxy statement/prospectus, with the U.S. Securities and Exchange Commission (“SEC”) in connection with the Transaction. While the registration statement has not yet become effective and the information contained therein is subject to change, it provides important information about the Transaction and the proposals to be considered by Brigham’s stockholders. The current filing can be accessed here: https://www.sec.gov/Archives/edgar/data/1949543/000119312522259794/d382077ds4.htm.

The information contained in this Item 7.01 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any registration statement or other filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

No Offer or Solicitation

This communication relates to a proposed business combination transaction (the “Merger”) between Brigham and Sitio. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Merger or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Additional Information

In connection with the Merger, New Sitio filed a registration statement on Form S-4 with the SEC, which includes a proxy statement of Brigham, a consent solicitation statement of Sitio and a prospectus of New Sitio. The Merger will be submitted to Brigham’s stockholders for their consideration. Brigham, Sitio and New Sitio may also file other documents with the SEC regarding the Merger. After the registration statement has been declared effective by the SEC, a definitive consent solicitation statement/proxy statement/prospectus will be mailed to the shareholders of Brigham and Sitio. This document is not a substitute for the registration statement and consent solicitation statement/proxy statement/prospectus that New Sitio filed with the SEC or any other documents that Brigham, Sitio or New Sitio may file with the SEC or send to stockholders of Brigham or Sitio in connection with the Merger. INVESTORS AND STOCKHOLDERS OF BRIGHAM AND SITIO ARE URGED TO READ THE REGISTRATION STATEMENT AND THE CONSENT SOLICITATION STATEMENT/PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND RELATED MATTERS.

Investors and shareholders may obtain free copies of the registration statement and the consent solicitation statement/proxy statement/prospectus and all other documents filed or that will be filed with the SEC by Brigham, Sitio or New Sitio, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

Brigham, Sitio and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Brigham’s stockholders in connection with the Merger. Information regarding the directors and executive officers of Brigham is set forth in Brigham’s Definitive Proxy Statement on Schedule 14A for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on April 13, 2022. Information regarding the directors and executive officers of Sitio is set forth in Sitio’s Definitive Proxy Statement on Schedule 14A for its Special Meeting of Stockholders, which was filed with the SEC on May 5, 2022, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is and will be contained in the registration statement, the consent solicitation statement/proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed Merger between Brigham and Sitio, the likelihood that the conditions to the consummation of the Merger will be satisfied on a timely basis or at all, Brigham’s and Sitio’s ability to consummate the Merger at any time or at all, the benefits of the Merger and the post-combination company’s future financial performance following the Merger, as well as the post-combination company’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward looking statements. When used herein, including any oral statements made in connection herewith, the words “may,” “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions and the negative of such words and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on Brigham’s and Sitio’s management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Such statements may be influenced by factors that could cause actual outcomes and results to differ materially from those projected. Except as otherwise required by applicable law, Brigham and Sitio disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Brigham and Sitio caution you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Brigham and Sitio. These risks include, but are not limited to, the post-combination company’s ability to successfully integrate Brigham’s and Sitio’s businesses and technologies; the risk that the expected benefits and synergies of the Merger may not be fully achieved in a timely manner, or at all; the risk that Brigham or Sitio will not, or that following the Merger, New Sitio will not, be able to retain and hire key personnel; the risk associated with Brigham’s and Sitio’s ability to obtain the approvals of their respective stockholders required to consummate the Merger and the timing of the closing of the Merger, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the Merger is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; Sitio’s ability to finance New Sitio (including the repayment of certain of Brigham’s indebtedness) on acceptable terms or at all; uncertainty as to the long-term value of New Sitio’s common stock; and the diversion of Brigham’s and Sitio’s management’s time on transaction-related matters. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Brigham’s and Sitio’s expectations and projections can be found in Brigham’s periodic filings with the SEC, including the Brigham’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and any subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and Sitio’s periodic filings with the SEC, including Sitio’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, Part II, Item 1A “Risk Factors” in Sitio’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Brigham’s and Sitio’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BRIGHAM MINERALS, INC.

By:	/s/ Kari A. Potts
Name:	Kari A. Potts
Title:	Vice President, General Counsel, Compliance Officer and Corporate Secretary

Date: October 11, 2022